

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 30, 2013

Via E-mail
George L. Mahoney
President and Chief Executive Officer
Media General, Inc.
333 E. Franklin Street
Richmond, Virginia 23219

> **Re:** **Media General, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-4**
> **Filed August 23, 2013**
> **File No. 333-190051**

Dear Mr. Mahoney:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.    We note your response to comment 2 but are unable to agree. Please identify the amendments to Section B(2)(b) and Section B(2) as separate matters.

2.    We note your response to comment 12 and revised disclosure on page 58. Please also address whether Stephens' report is also summarized in the disclosure.

Proposal No. 2 – Amendment Proposal, page 47

3.    You state that the amendment to Medial General's Articles of Incorporation "is intended to clarify that only the holders of shares of Class B Common Stock of Media General are entitled to vote on the plan of merger implementing the reclassification and the related amendments to the Articles of Incorporation of Media General being effected in connection with the reclassification merger." Please summarize the amendments to

Media General's articles of incorporation being effected in connection with the reclassification merger that are materially different from Media General's current articles of incorporation and from Media General's articles of incorporation as amended under this proposal number 2.

Opinion of RC Capital Markets, LLC, Media General's Financial Advisor, page 63

4.      We note your response to comment 13 and revised disclosure on page 66.  However, we reissue the comment.  For each Implied Exchange Ratio, please clarify how you calculated the various ratios comprising the ranges and what they are designed to demonstrate.  In this regard, for each analysis, please highlight for shareholders how the implied equity values were used to derive pro forma equity ownership percentages which, in turn, were used to derive pro forma implied exchange ratios.

5.      We note your response to comment 16 and revised disclosure on page 68.  Please further detail the reasons for applying the same ranges to Young.  Your current disclosure is too general.

6.      We note your response to comment 19 and revised disclosure on page 69.  However, we reissue this comment.  Please further expand your disclosure to show how the metrics and relative contributions were used to derive an implied overall contribution percentage reference range and an implied exchange ratio reference range.

Accounting Treatment of the Transaction, page 92

7.      We note that you will issue Voting Common Stock and Non-Voting Common Stock convertible into shares of Voting Common Stock.  Please expand your disclosure of the transaction in the notes to your pro forma financial information to show the classes of equity before and after the transaction is completed.  Please also expand your disclosure on page 129, regarding post-transaction pro forma security ownership, to address the Non-Voting Common Stock.

8.      We have considered your response to our prior comment number 20 in your letter dated August 21, 2013.  Please address each of the following:

        ▪  You indicate in your response that the relative voting rights of the combined entity after the business combination is not determinative because [a] the share ownership is driven almost entirely by Media General's level of debt and [b] a significant percentage of the combined shares that will be issued to Young shareholders will be resold to the public in a relatively short period of time after the closing of the transaction. Please explain why these factors are relevant to your analysis of the relative voting rights to determine the accounting acquirer under ASC 805-10-55-12(a).

- We note that Berkshire Hathaway, a holder of 17% of Media General's outstanding shares of Class A Common Stock is expected to receive non-voting shares in the transaction. Please tell us the extent to which you identified shareholders or shareholder groups that are expected to elect to receive non-voting shares. Please clarify why a shareholder would elect to receive non-voting shares and if there are shareholder circumstances which would decrease the probability of those shareholders electing to convert to voting shares. Finally, tell us whether or not these qualitative factors were considered in your analysis of relative voting rights to determine the accounting acquirer under ASC 805-10-55-12(a).

- You indicate in your response that the composition of the Media General Board of Directors after the business combination is viewed as neutral. Please expand your analysis to address the concentration of large minority shareholders after the business combination. Please also explain why an expectation of future resales of common shares of former Young shareholders is relevant to your analysis of the composition of the Board of Directors after the business combination to determine the accounting acquirer under ASC 805-10-55-12(c).

- We note your conclusion that the relative size of Media General as compared to Young suggests that Media General is the accounting acquirer. You indicate that Media General had a higher level of debt prior to the transaction than Young. Please expand your analysis to also address the financing of each entity in your analysis of the relative size factor.

Absent additional information and analysis, we are currently not in a position to agree with your conclusion that Media General is the accounting acquirer.

Material U.S. Federal Income Tax Consequences, page 96

9.    Please file as an exhibit an opinion supporting the tax matters and consequences to the Media General Class and Class B common stockholders described in the prospectus. Revise your disclosure to reflect the receipt of such an opinion. While we note that you filed a tax opinion as Exhibit 8.1, the opinion does not address and opine upon each material tax consequence discussed in the disclosure. Please refer to Staff Legal Bulletin No. 9, including the use of short-form and long-form opinions in Section III.B., and revise the tax disclosure and tax opinion accordingly.

Unaudited Pro Forma Condensed Combined Financial Information, page 124.

10.   We note your response to comment 21. In estimating the useful life of network affiliation agreements, tell us how you considered your ability to renew your network affiliation agreements without incurring significant costs. In this regard, tell us your consideration to recent industry developments with respect to major networks' demand for an increasing share of retransmission fees as a condition for renewals of affiliation

agreements, the level of flat fees or retransmission fees that you are required to pay in relation to the carrying amount of the network affiliation agreements, the general willingness of distributors to continue paying higher fees, and willingness of consumers as well to pay such fees passed on to them for in the form of higher cable and satellite fees. Refer to ASC 350-30-35-3(d).

Young Management's Discussion and Analysis…, page 141

Overview of Young's Business, page 142

11.     We note your response to comment 23 and revised disclosure. Please highlight the importance of retransmission revenues to your revenue growth on page 142.

Financial Statements of Young

3. Variable Interest Entities, pages F-45 to F-47

12.     We note your response to comment 25. Please tell us in more detail why you believe that the services provided under the sale and share service agreements provide the Company with the power to direct activities of WXXA and WLAJ that most significantly impact the economic performance of each entity.

You may contact Kathryn Jacobson, Staff Accountant, at 202-551-3365 or Ivette Leon, Assistant Chief Accountant, at 202-551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact Ajay Koduri, Staff Attorney, at 202-551-3310 or me at 202-551-3810 with any other questions.

Sincerely,

/s/ Kathleen Krebs, for

Assistant Director
Larry Spirgel

cc:     Via E-mail
        Philip Richter, Esq.
        Fried, Frank, Harris, Shriver &Jacobson LLP